X Rail Entertainment, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV  89123
                    October 4, 2017

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          X Rail Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-218746

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, X Rail Entertainment, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on October 6, 2017, or as soon thereafter as possible.
The Company hereby acknowledges the following:
•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

X Rail Entertainment, Inc.
By: /s/ Michael Barron
Name: Michael Barron
Title:  Chief Executive Officer